VETRO, INC.
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      Jicinska, 2285/4, Prague, Czech Republic 13000, Tel. +420228880935,
                           Email: vetroinc@yahoo.com

August 13, 2013

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Ms. Lilyanna Peyser or Mr. Charles Lee

     Re: Vetro, Inc.
         Registration Statement on Form S-1 (File No. 333-188648)

Dear Ms. Lilyanna Peyser or Mr. Charles Lee:

     Pursuant to Rule 461(a) of the Securities Act of 1933, as amended, Vetro, Inc., a Nevada corporation (the "Company"), hereby requests that the effective date of the above-captioned Registration Statement on Form S-1 of the Company be accelerated to August 16, 2013, at 10:00 a.m. Eastern Time., or as soon thereafter as may be practicable.

     The Company hereby acknowledges that:

     * Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

     * The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

     * The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. Thank you for your assistance.

                            Very truly yours,

                            VETRO, INC.


                            By: /s/ Tatiana Fumioka
                               -------------------------------------------------
                            Name:  Tatiana Fumioka
                            Title: President, Treasurer, Secretary and Director
                                   Principal Executive, Financial and Accounting (Officer)